Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
James C. Lin * Martin Rogers ** Miranda So *	James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

May 23, 2025

Re:	Adagene Inc. (CIK: 0001818838)
Responses to the Staff’s Comments on the Registration Statement on Form F-3 Filed May 9, 2025

Confidential

Tyler Howes

Laura Crotty

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Adagene Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 21, 2025 on the Company’s Registration Statement on Form F-3 filed May 9, 2025 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”) via EDGAR to the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms not defined herein shall have the meaning given to them in the Revised Registration Statement.

The Company expects to file acceleration request to have the registration statement declared effective on May 30, 2025, provided that the outstanding comments are resolved. The Company would greatly appreciate the Staff’s continuing assistance in meeting the proposed timetable.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Registration Statement on Form F-3

General

1.	Please revise the first bullet of the Explanatory Note to reflect the inclusion of resale shares to be offered by selling shareholders in the base prospectus.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has removed the concept of selling shareholders throughout in the Revised Registration Statement.

The Company intends to file separate resale registration statements to register the offering by the selling shareholders when necessary.

Cover Page

2.	We note that your base prospectus covers the offering of up to $200 million of ordinary shares, warrants or units to be offered by you or selling shareholders. Please revise your cover page to quantify the number of ordinary shares that may be offered by the selling shareholders. Please also revise your disclosure, where appropriate, to identify the selling shareholders and provide a brief description of the initial transaction in which these securities were sold to the selling shareholders. Refer to Item 501 of Regulation S-K and General Instruction II.H of Form F-3 for guidance. We note that you do not appear to qualify for the omission of this information under Rule 430B(b) because the company is not primarily eligible to use Form F-3 under General Instruction I.B.1.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Revised Registration Statement to remove the concept of selling shareholders, given there was no initial offering transaction of the securities as of the date of this submission.

The Company, however, is primarily eligible to use Form F-3 under Genearal Instruction I.B.1. Please see the analysis below:

•	Measurement Dates:

o	May 9, 2025, which is the date of the Registration Statement (“May 9 Measurement Date”); and

o	May 23, 2025, which is the date of the Revised Registration Statement (“May 23 Measurement Date”).

•	Share price used for the determination:

o	US$1.99 per ADS or US$1.59 per ordinary share as of March 10, 2025, which was within 60 days prior to the May 9 Measurement Date; and

o	US$1.82 per ADS or US$1.46 per ordinary share as of April 1, 2025, which was within 60 days prior to the May 23 Measurement Date.

May 23, 2025	2

•	Number of ordinary shares held by the affiliates of the Company as of March 31, 2025, which was within 60 days prior to the Measurement Dates: 6,633,779, including (a) 1,851,339 ordinary shares beneficially owned by Peter Luo act-in-concert group and (b) 4,782,440 ordinary shares beneficially owned by General Atlantic Singapore AI Pte. Ltd. (“GA”)[1].

•	Total number of ordinary shares issued and outstanding as of March 31, 2025: 58,888,194 ordinary shares.

•	Number of ordinary shares held by the non-affiliates of the Company as of March 31, 2025: 52,254,415 ordinary shares

•	Public float:

o	May 9 Measurement Date: 52,254,415 x US$1.59 = US$83,084,520, which is greater than US$75 million threshold under Genearal Instruction I.B.1. of Form F-3.

o	May 23 Measurement Date: 52,254,415 x US$1.46 = US$76,291,446, which is greater than US$75 million threshold under Genearal Instruction I.B.1. of Form F-3.

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1 In March 2025, GA delivered a written undertaking to irrevocably waive its board appointment right and removed its appointed director. Accordingly, GA is no-longer an affiliate of the Company. However, for the determination of public float, the Company has excluded shares beneficially owned by GA from the public float.

May 23, 2025	3

If you have any questions regarding this submission, please contact Steve Wang at +852 2533-1092 (xuelin.wang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Steve Wang
Steve Wang

cc:	Dr. Peter Luo, Chief Executive Officer
Adagene Inc.

May 23, 2025	4